Exhibit 99.6

ANNUAL GENERAL MEETING
OF ARGENX SE

EXPLANATORY NOTES

The following items on the agenda of the meeting shall be discussed and/or put to a vote. The numbers in the list correspond to the numbers on the agenda.

2.              Report on the 2017 financial year (discussion item)

This agenda item includes an account of the financial year 2017.

3.              Explanation of the implementation of the remuneration policy (discussion item)

The implementation of the remuneration policy during the financial year 2017 is explained, including the remuneration of the directors and options which have been granted to them pursuant to the argenx option plan. The remuneration is in line with the remuneration policy adopted by the general meeting of shareholders on 7 November 2017.

4.              Discussion and adoption of the 2017 annual report and annual accounts:

4a.       Discussion of the 2017 annual report (discussion item)

This agenda item includes the discussion of the 2017 annual report.

4b.       Adoption of the 2016 annual accounts (voting item)

This agenda item includes the proposal to adopt the 2017 annual accounts.

4c.        Corporate governance statement (discussion item)

This agenda item includes the discussion of the Company’s corporate governance section of the annual report.

4d.       Allocation of losses of the Company in the financial year 2017 to the retained earnings of the Company (voting item)

It is proposed to allocate the losses of the Company in the financial year 2017 to the retained earnings of the Company.

4e.        Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2017 (voting item)

It is proposed to release the members of the board of directors of the Company (the “Board”) from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting prior to the adoption of the annual accounts.

5.              Board composition

5a.       Appointment of James Michael Daly as non-executive director to the board of directors of the Company (voting item)

The Board proposes to appoint James Michael Daly as a non-executive director of the Company with effect from the date of this general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2022, which is the fourth year after the year of the appointment. The proposed appointment is in accordance with the Company’s articles of association and argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com – www.argenx.com

takes into account the pursued composition and profile of the Board as apparent from the Company’s profile for the non-executive directors which is available on the Company website. In making this proposal, the Board has taken into consideration James Michael Daly’s skills, knowledge and expertise built up during his career.

Biography

James Michael Daly (age 56) holds a Bachelor in Science and a Master in Business Administration from the State of New York University. He joined Glaxo Smith Klein in 1985 where he held various positions, including Sr. Vice President — Respiratory Division with full responsibility for sales, marketing and medical affairs. He moved to Amgen in 2002 where he was Sr. Vice President for the North America Commercial Operations 2011. In 2012 he joined Incyte, a publicly traded company focused in oncology and inflammation, where he was chief commercial officer till June 2015. James Michael Daly currently serves as a director of Chimerix Inc, Acadia Pharmaceuticals, Coherus Biosciences, Halozyme Therapeutics and Bellicum Pharmaceuticals, all Nasdaq listed companies.

James Michael Daly doesn’t hold any shares in argenx but he will be offered 15.000 share options under the argenx option plan on the occasion of the next option grant.

5b.       Re-appointment of Tim Van Hauwermeiren as executive director to the board of directors of the Company (voting item)

The Board proposes to re-appoint Tim Van Hauwermeiren an executive director of the Company with effect from the date of this general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2022, which is the fourth year after the year of the appointment. The proposed appointment is in accordance with the Company’s articles of association and in making this proposal, the Board has taken into consideration Tim Van Hauwermeiren’s skills, knowledge and expertise built up during his career.

Biography

Tim Van Hauwermeiren (age 45) co-founded argenx in 2008 and has served as its Chief Executive Officer since July 2008. He has served as a member of the argenx board of directors since July 2014. Mr. Van Hauwermeiren has more than 20 years of general management and business development experience across the life sciences and consumer goods sectors. Mr. Van Hauwermeiren holds a B. Sc. and M. Sc. in bioengineering from Ghent University (Belgium) and an Executive MBA from The Vlerick School of Management.

Tim Van Hauwermeiren holds 65.380 shares in argenx as well as 296.200 share options under the argenx option plan. He also is a director of a Stichting Administratiekantoor that holds 13.826 shares in argenx.

5c.        Re-appointment of David Lacey as non-executive director to the board of directors of the Company (voting item)

The Board proposes to appoint David Lacey as a non-executive director of the Company with effect from the date of this general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2022, which is the fourth year after the year of the appointment. The proposed appointment is in accordance with the Company’s articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company’s profile for the non-executive directors which is available on the Company website. In making this proposal, the Board has taken into consideration David Lacey’s skills, knowledge and expertise built up during his career. In addition, the Board believes that the contribution and performance of David Lacey continues to be effective, and that he demonstrates commitment to its role in the Company.

Biography

Dr. David L. Lacey (age 65) has served as a non-executive director of argenx since July 2014. Dr. Lacey is a biopharmaceutical consultant at David L. Lacey LLC, where he advises academic institutions, biotechnology companies and venture capital firms, a position he has held since July 2011. He currently serves as a director of Inbiomotion SL, Atreca, Inc. and Nurix, Inc and Unity Biotherapeutics.

From 1994 until his retirement in 2011, he held various positions, including head of discovery research, at Amgen Inc., where he played a fundamental scientific role in the discovery of the OPG/RANKL/RANK pathway, which led to the development of the anti-RANKL human mAb denosumab, for both osteoporosis (Prolia) and cancer-related bone diseases (XGEVA). He holds a Bachelor’s degree in biology and an M.D. from the University of Colorado, and has his board certification in anatomic pathology.

David Lacey doesn’t hold any shares in argenx but holds 44.443 share options under the argenx option plan.

5d.       Re-appointment of Peter K.M. Verhaeghe as non-executive director to the board of directors of the Company (voting item)

The Board proposes to re-appoint Peter K.M. Verhaeghe as a non-executive director of the Company with effect from the date of this general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2022, which is the fourth year after the year of the appointment. The proposed appointment is in accordance with the Company’s articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company’s profile for the non-executive directors which is available on the Company website. In making this proposal, the Board has taken into consideration Peter K.M. Verhaeghe’s skills, knowledge and expertise built up during his career. In addition, the Board believes that the contribution and performance of Peter K.M. Verhaeghe continues to be effective, and that he demonstrates commitment to its role in the Company.

Biography

Mr. Verhaeghe (age 59) holds a degree in law from the University of Leuven and an LLM degree from Harvard Law School. He has served as a non-executive director and chairperson of the argenx Board of Directors since October 2008. Mr. Verhaeghe is the managing partner of VVGB Advocaten—Avocats, a corporate finance law and tax law firm, a position he has held since July 1999. He represents major European, American and Asian multinationals and medium-size enterprises and start-ups in all sectors of the economy. Mr. Verhaeghe has significant corporate, corporate finance and tax experience and acts as an independent director in listed (Euronext, Nasdaq) and non-listed companies in Belgium, the Netherlands, France and Switzerland.

He currently serves as member of the board of directors of Participatiemaatschappij Vlaanderen (PMV) (Belgium) and chairman of the board of directors of Haretis SA (Luxembourg).

Peter K.M. Verhaeghe doesn’t hold any shares in argenx but holds 34.585 share options under the argenx option plan.

5e.        Re-appointment of Werner Lanthaler as non-executive director to the board of directors of the Company (voting item)

The Board proposes to re-appoint Werner Lanthaler as a non-executive director of the Company with effect from the date of this general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2022, which is the fourth year after the year of the appointment. The proposed appointment is in accordance with the Company’s articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company’s profile for the non-executive directors which is available on the Company website. In making this proposal, the Board has taken into consideration Werner Lanthaler’ s skills, knowledge and expertise built up during his career. In addition, the Board believes that the contribution and performance of Werner Lanthaler continues to be effective, and that he demonstrates commitment to its role in the Company.

Biography

Dr. Werner Lanthaler (age 49) was appointed Chief Executive Officer of Evotec in March 2009. From March 2000 to March 2009 he was Chief Financial Officer at Intercell AG. During his tenure, Intercell developed from a venture-backed biotechnology company into a global vaccine player. Dr. Lanthaler played a pivotal role in many of the company’s major corporate milestones including the product approval of Intercell’s Japanese Encephalitis Vaccine, the company’s acquisitions and strategic pharma partnerships, as well as the company’s initial public offering in 2005. Previously, from 1998 to 2000 Dr Lanthaler served as director of the Federation of Austrian Industry, and from 1995 to 1998 as senior management consultant at the consulting firm McKinsey & Company.

He holds a doctorate in economics from Vienna University, earned his Master’s degree from Harvard University and holds a degree in Psychology. In April 2014, Dr Werner Lanthaler became a non-executive Director of argenx, where he also serves as Chairman of the Audit Committee. In October 2015, Dr Lanthaler became a member of the supervisory board of Topas Therapeutics GmbH.

Werner Lanthaler holds 1.000 shares in argenx as well as 29.416 share options under the argenx option plan.

6.              Authorization of the board of directors to grant options pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the general meeting (voting item)

The shareholders are asked to renew the authorization of the Board to grant stock options in accordance with (and within the limits of) the argenx stock option plan for a period of 18 months after the date of this general meeting.

7.              Authorization of the board of directors to issue shares in the share capital of the Company up to a maximum of 20% of the outstanding capital at the date of the general meeting for a period of 18 months from the general meeting, in addition to the authorization to issue shares pursuant to the exercise of options (voting item)

This agenda item proposes to designate the Board as the corporate body competent to issue ordinary shares in the capital of the Company and grant rights to subscribe for ordinary shares in the capital of the Company at any time during a period of 18 months as of the date of this general meeting up to a maximum of 20% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of this general meeting. For the avoidance of doubt: this authorization is in addition to the authorization to issue shares pursuant to the grant and exercise of stock options, as proposed to be granted under item 6. of the agenda.

8.              Authorization of the board of directors to limit or exclude pre-emptive rights regarding an issuance of new shares pursuant to the authorization referred to under 6. and 7. above for a period of 18 months from the general meeting (voting item)

This agenda item proposes to grant the board of directors the authority to limit or exclude pre-emptive rights in relation to any issuance of shares and/or any grant of rights to subscribe for new shares to which the board of directors may resolve as authorized under 6. or 7. above.

11.       Appointment of Deloitte Accountants B.V. as external auditor of the Company for the 2018 financial year (voting item)

This agenda item proposes to the general meeting of shareholders to appoint Deloitte Accountants B.V. as the external auditor of the Company for the 2018 financial year.